Mobix Labs, Inc.

15420 Laguna Canyon Road, Suite 100

Irvine, California 92618

January 22, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Jenny O’Shanick

Re:	Mobix Labs, Inc.
Registration Statement on Form S-3
Filed January 17, 2025
File No. 333-284351

Dear Ms. O’Shanick:

Mobix Labs, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement so that it may become effective at 4:30 p.m., Eastern Time, on January 24, 2025, or as soon as practicable thereafter.

Should you have any questions or comments regarding this matter, please contact the Company’s legal counsel, Laurie L. Green, at (954) 768-8232.

[Signature page follows]

Very truly yours,

Mobix Labs, Inc.

By:	/s/ Keyvan Samini
Name:	Keyvan Samini
Title:	Chief Financial Officer

cc:	Laurie L. Green, Esq.
Greenberg Traurig, P.A.